

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2017

John A. Sedor
Chief Executive Officer
Pernix Therapeutics Holdings, Inc.
10 North Park Place, Suite 201
Morristown, New Jersey 07960

     Re: Pernix Therapeutics Holdings, Inc.
          Registration Statement on Form S-3
          Filed November 22, 2017
          File No. 333-221717

Dear Mr. Sedor:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Irene Paik at 202-551-6553 with any questions.

                      Division of Corporation Finance
                      Office of Healthcare & Insurance

cc: Steven Abrams - Hogan Lovells US LLP